UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38328

LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ James Xigui Zheng
Name:	James Xigui Zheng
Title:	Chief Financial Officer

Date: August 31, 2026

Exhibit Index

Exhibit 99.1—Press Release